LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MA, DC and VA	(301) 299-8092
(Not Admitted: MD)	Fax: (301) 299-8093
levensonfam@msn.com

July 6, 2009

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Dragon Jade International Ltd.
       Registration Statement on Form 20-F
       Filed March 9, 2009; Amended May 5, 2009
       File No. 0-53593

Dear Mr. Owings:

On behalf of the registrant, we respectfully submit responses to the comments in your letter of May 20, 2009 to YUE Kou, Chief Financial Officer of the registrant; the responses (A) are numbered to correspond to the numbered comments (C) in your letter.

General

C1  On the EDGAR system, we note that you tagged your initial registration statement filed March 9, 2009 as “20FR12G,” which was the correct tag regarding that submission type. However, we note also that you tagged Amendment No. 1 to your registration statement filed May 5, 2009 as “20-F/A”, which is not the correct tag for that submission type. Therefore, regarding all subsequent amendments to this registration statement, please use the tag “20FR12G/A” as the submission type for those documents. For a more detailed description of our forms and their descriptions, please see our Index to Forms document located on our website at the following Internet address: www.sec.gov/info/edgar/forms/edgform.pdf.

A1  The comment is noted.  The current amendment has been tagged “20FR12G/A” and correctly dated on the Edgar system.

C2  On the top of Amendment No. 1 to your registration statement, you indicate that you filed that amendment with us on March 9, 2009. However, you filed Amendment No. 1 to your registration statement with us on May 5, 2009, In subsequent amendments, please indicate the correct date on which you file the amendment at the beginning of your document.

A2  The current amendment has been correctly dated the date of filing.

Item 3.  Key Information, page 2
A. Selected financial data, page 2

C3 We note your response to comment nine from our letter dated April 8, 2009. In that response, you indicate that you added interim selected financial information as of November 30, 2007 to the table, but this information does not appear to be included. Please provide comparative interim selected financial data pursuant to Item 3.A.1 of Form 20-F. Additionally, please include in the table the supplemental information that you submitted on May 8, 2009 in your letter dated April 27, 2009.

A3 The comparative interim financial data as of November 30, 2007 and the supplemental information submitted on May 8, 2009 have been included in the table.

D. Risk Factors, page 4

C4  We note your response to comment 12 from our letter dated April 8, 2009. Please revise that last risk factor on page five and the first risk factor on page eight so that they clearly and concisely convey the actual risks to you. Also, please revise your last risk factor on page five so that it does not contain generic or boilerplate language that could apply to any issuer or any offering.

A4  The cited risk factors have been revised.

C5  Further, your second-to-last paragraph on page four appears to be a separate risk factor. However, you have not underlined that first sentence of this paragraph, as you have for your other risk factors, so as to set forth a sub-caption that adequately describes the risk. Therefore, please underline this risk factor’s first sentence or tell us why it is not appropriate for you to do so.

A5  The first sentence of the cited risk factor has been underlined.

Item 4. Other Information, page 9
A. History and Development of the Company, page 9

C6  We note your response to comment 17 from our letter dated April 8, 2009. Please further explain in your disclosure what you mean by “Investment Holding Company”.

A6  “Investment holding company” means that the registrant is a holding company having a 100% equity interest in KASH Strategic Ltd. (“KASH”) through which it conducts its business.

C7  We note your response to comment 19 from our letter dated April 8, 2009. In your new disclosure, you provide the consideration exchanged as part of the August 25, 2008 agreement between you and the former shareholders of KASH Strategic Ltd. for you to acquire 100% ownership of KASH. Also, in your response, it appears that you provide the business reasons that you engaged in this transaction, but we were unable to locate this information in your registration statement. Therefore, please tell us where in the document you have included your response or revise your document to include this information. Further, in your document, please describe the material details of the August 25, 2008 agreement, in addition to the consideration, if any.

A7  The disclosure has been revised to include the business reason for the acquisition of KASH and the material details of the August 25, 2008 agreement; the agreement is filed as an exhibit.

B. Business Overview, page 9

C8  We note your response to comment 21 from our letter dated April 8, 2009. In your new disclosure based on this response, you state that you provide business consultancy services to your customers without any limitation or restriction as to client size, industry or business. Please expand your description of the various types of business consultancy services you provide and disclose the various fees you assess for each of the services you offer and the manner in which you assess those fees. Also, we note in your new disclosure that members of your senior management solicit clients through individual marketing efforts, personal presentations, and referrals. Please discuss in greater detail these practices, including how management identifies prospective clients and uses each solicitation method to attract those prospective clients. Further, please discuss the impediments to acquiring customers for your services.

A8 The particular consulting services to be performed for a client depends upon the particular client and its needs; the fees charged for particular consulting services, ranging from $10,000 to more than $100,000, are a matter of negotiation with each client.  The majority of the registrant’s work is general business consultancy; the registrant from time to time also advises on corporate restructuring, assists in building financial models and introduces strategic partners.  Senior management solicits clients through individual marketing efforts, personal presentations, referrals, and participation in trade exhibitions, seminars and conferences attended by small- and medium-sized businesses.  Members of senior management identify prospective clients and select the particular method of solicitation.  The principal impediments to acquiring customers are the prospective customer’s financial circumstances, i.e., its ability to pay for services, and solicitations by business consultant competitors.

D. Property, Plant and Equipment, page 10

C9 We note your response to comment 22 from our letter dated April 8, 2009. Please confirm whether the office space you lease is adequate for your operational needs.

A9  The disclosure has been expanded to indicate that management believes that the leased office space is adequate for operational needs for the foreseeable future.

10. Item 5. Operating and Financial Review and Prospects, page 10
A. Operating results, page 10

C10 We note your response to comment 23 from our letter dated April 8, 2009. However, it does not appear that you have fully discussed the changes in operation and cash flow amounts between the periods or explained the reasons behind the period-to-period changes. In particular, we ask that you please address the following:

•	disclose the expenses you reduced in order to reduce your Selling, General and Administrative Expenses to $22,788 through the first nine months of 2008 from $32,728 for the comparable period in 2007;

•
explain the reason or reasons that your selling, general and administrative expenses for KASH Strategic Ltd. fluctuated from $78,843 in fiscal 2006 to $105,150 in fiscal 2007 to $76,556 in fiscal 2008;

•
discuss the expenses that you reduced in order to reduce your total expenses from $105,150 for fiscal year 2007 to $36,556 for fiscal year 2008 and how this reduction has affected your ability to conduct your operations; and

•
disclose the reasons for the changes in net revenues between the years ended March 31, 2006 and March 31, 2007 and between the eight months ended November 30, 2007 and the eight months ended November 30, 2008.

A10 The discussion of operating results has been expanded to address the matters indicated in the comment.

C11 We note your response to comment 24 from our letter dated April 8, 2009. Please expand your discussion regarding your plan of operations going forward and please describe the substantial efforts you intend to devote to marketing during 2009.

A11 The discussion of operating results has been expanded to indicate that despite the turmoil and uncertainty in the economy in China and most of the rest of the world, senior management has determined to increase their efforts to acquire customers by, among other things, participating in more trade exhibitions, seminars and conferences in both China and Hong Kong to make contact with potential customers, maintaining and developing contacts with former customers, and professionals like lawyers and accountants, with the aim of securing referrals to potential customers.

C12 We note your response to comment 25 from our letter dated April 8, 2009. It does not appear that you have incorporated your response detailed in your letter dated April 24, 2009 into your registration statement. Please revise your registration statement to state, if true, that the extra work you conducted in 2008 was a market research project that was performed pursuant to a contract entered into in 2007.

A12 The discussion has been expanded to disclose that the revenues in 2008 were derived from extra work performed pursuant to a contract entered into in 2007, which terminated, and that no new contracts were entered into in 2008.

B. Liquidity and capital resources, page 11

C13 We note your response to comment 26 from our letter dated April 8, 2009. Please specifically state in your registration statement if you have sufficient working capital to meet your current operating needs for the next 12 months. Please state the amount of working capital you need to continue your operations as intended for the next 12 months.

A13  The registrant estimates that its working capital needs during the next 12 months will be approximately $40,000 and as of the date of filing of this registration statement, it has sufficient funds in its bank account to meet such needs..  The registrant expects that the cash in KASH’s bank account, the subscription funds in Asset Intelligence Ltd.’s bank account, along with Mr. Wong and Mr. Hung’s continuing to provide liquidity from their available individual resources, will meet its working capital needs.

C14 We note your response to comment 27 from our letter dated April 8, 2009. In that response and in your new disclosure, you state that Mr. Wong and Mr. Hung are not legally obligated to provide liquidity to you. Therefore, please provide the basis for your expectations that they may provide you with liquidity in the future.

A14 As substantial shareholders of the company, Mr. Wong and Mr. Hung have previously provided liquidity to the company, for example, by capitalizing a director’s loan to the company, and they have stated their commitment to the continued operation of the registrant.

Item 6. Directors, Senior Management and Employees, page 11
B. Compensation, page 12

C15 We note your response to comment 30 from our letter dated April 8, 2009. In this regard, it appears that your financial statements do not reflect compensation expense since your officers have agreed to forgo compensation. Please disclose this fact in the footnotes to the financial statements and include some indication of the amount of donated services these officers provide.

A15 A footnote now included to disclose the fact that the financial statements don’t reflect officers’ compensation expense since the officers have elected to forgo their compensations valued at $57,500 (Mr. Wong $30,000, Mr. Hung $2,500 and Ms Kou $25,000) for their positions for the fiscal year ended March 31, 2008. And the officers don’t remunerate themselves in the form of some other payments for the fair value of the services rendered. Had the compensation been paid or accrued to the officers, the net loss for the fiscal year ended March 31, 2008 would have increased by $57,500.

Item 7. Major Shareholders and Related Party Transactions, page 14

B. Related Party Transactions, page 14

C16 We note your response to comments 34 and 35 from our letter dated April 8, 2009. In response to comment 34, you stated that Mr. Wong, Mr. Hung and Metrolink Holdings Ltd. advanced $115,654.00, $34,696.00 and $46,262.00, respectively, to KASH Strategic Ltd. However, in your registration statement, you stated that the total amount you owe to Mr. Wong, Mr. Hung and Metrolink Holdings is $115,654.00, of which you owe Mr. Wong $34,969.20, Mr. Hung $34,969.20 and Metrolink Holdings $46,262.60. Also, the $34,969.20 you owe Mr. Wong, the $34,969.20 you owe Mr. Hung, and the $46,261.60 you owe Metrolink Holdings totals $116,200.00 not $115,654.00. Please clarify the amount you owe Mr. Wong, Mr. Hung and Metrolink Holdings as a whole and individually and revise your document as necessary.

A16 The document is revised to state that the amount respectively owed to Mr. Wong, Mr. Hung and Metrolink to be $34,696, $34,696 and $46,262, which add up to be $115,654.  The exact amounts are now disclosed.

C17 We note your new disclosure on page 14 regarding KASH Strategic Ltd.’s private placement. In that disclosure, you state that you placed the subscription funds in Asset Intelligence Ltd.’s bank account and that your operational expenses and incorporation costs were paid from that account. Please explain why you deposited the $41,000 into Asset Intelligence’s bank account, when you expect to receive the $27,447 from Asset Intelligence, whether your expenses and revenues continue to be paid from this account and whether the terms of keeping the funds in this account have been fair to you.

A17 The disclosure has been expanded to indicate that the subscription funds were deposited in the account of Asset Intelligence Ltd. for convenience, since the registrant did not yet have its own bank account.   The disclosure has been expanded to indicate that the registrant believes that the arrangement, which was an accommodation, was favorable to it because there was no cost to the registrant, and Asset Intelligence received no compensation, for the use of the account.

C18 We note your response to comment 37 from our letter dated April 8, 2009.  Please disclose in this section the details regarding the $1,000 due to a founder shareholder, including the identity of the individual and if the terms of the transaction were fair to you.

A18  The disclosure has been expanded to indicate that Mr. WONG Yan Sang (unrelated to Mr. WONG Ka Ming) was the shareholder who subscribed for 10,000 shares of common stock at $0.10 per share. This subscription money of $1,000 plus subscriptions funds of $40,000 from the private placement for 400,000 shares of common stock at $0.10 were deposited in the Asset Intelligence account.  The registrant considers the terms of the transaction with Mr. WONG Yan Sang to be fair to it.  The $1,000 has been paid.

Item 9. The Offer and Listing, Page 15
A. Offer and listing details, page 15

C19 We note your response to comment 40 from our letter dated April 8, 2009. We are unable to locate the changes in your registration statement that you reference in your letter dated April 27, 2009 and, therefore, we reissue comment 40.

A19 The referenced changes are now disclosed.

Signatures, page 20

C20 We note your response to comment 44 from our letter dated April 8, 2009. However, it does not appear that your Chief Financial Officer provided the proper conformed signature. Therefore, in subsequent amendments please include Yue Kou’s name above as well as below the signature line.

A20 The signature block has been revised pursuant to your comment to indicate clearly that Ms. Kou, the Chief Financial Officer, signed the registration statement on behalf of the registrant.

Interim Financial Statements, Page F-1
Consolidated Balance Sheets, page F-2

C21 We note your response to comment 45 from our letter dated April 8, 2009. In that response, you revised the balance sheets to include information from inception to March 31, 2005. However, it is unclear how this revision is responsive to our comments. As requested, please revise to also present the balance sheet as of the end of the preceding fiscal year next to your most recent interim balance sheet. Refer to Item 8.A.5 of Form 20-F.

A21 The balance sheet of KASH as of March 31, 2008 has now been included.

Consolidated Statements of Cash Flows, page F-4

C22 We note your response to comment 47 from our letter dated April 8, 2009. However, we are unclear about how your response answers our comment. Please revise your response with a view toward disclosing how the purchase price was computed and a description of the accounting acquiree’s assets. If these amounts do not reconcile to the $2,359 on page F-4, please tell us the reasons.

A22 The purchase is accounted for as a “reverse merger” since the stockholders of KASH own 98.5% of the registrant’s outstanding shares immediately following the reverse merger. Dragon Jade is deemed to be the accounting acquirer in the reverse merger. In a business combination under SFAS 141, the investment of the subsidiary is valued at the fair value of the consideration given or the fair value of the consideration received, whichever is the more clearly evident. On November 5, 2008, Dragon Jade acquired 100% (910,000 shares) of the total issued shares of KASH from its original shareholders, Messrs. WONG and HUNG and Worldwide Gateway Co., in exchange for HK$3 and an aggregate of 30,000,000 Dragon Jade shares (see Item 7). Dragon Jade recorded the acquisition of the subsidiary at cost (US$67,289) on the day of purchase and 100% of the investment in the subsidiary was eliminated in the consolidated financial statements. The net assets of KASH, as of November 4, 2008 were US$67,289, of which there was: share capital of US$117,263, retained deficit of US$52,653 and cumulative translation adjustment of $2,679.  The issuance of 900,000 shares of common stock was translated at the exchange rate in effect on the date of issuance, July 2, 2008, on the date of acquisition, November 5, 2008, there was an exchange rate difference of $320 arising from a foreign currency adjustment from HK$ to US$.  Accordingly the net amount of foreign currency adjustment, $2,679 – 320 = $2,359, was accounted for as acquisition of subsidiary in the cash flow statement.

C23 We note your response to comment 48 from our letter dated April 8, 2009. However, we are still unclear about what the line item “Cumulative Translation Adjustment” represents in the statement of cash flows. If you mean to indicate that these amounts are the effect of exchange rate changes on cash balances, please revise the line item to disclose this fact and tell us why such amounts agree to the Cumulative Translation Adjustment. If the adjustments related to other transactions for which cash was received or paid, please explain to us why the adjustments are not accounted for as transaction gains/losses.

A23 We have revised the line item “Cumulative Translation Adjustment” in the statement of cash flows to “effect of foreign exchange rate changes on cash and cash equivalent”. As the functional currency is HK dollar and reporting currency is US dollar, there is a foreign currency translation arising from the restatement of financial statements denominated in the functional currency (HK$) to the currency of the reporting entity (US$) using an appropriate rate of exchange. Assets and liabilities accounts are translated from HK$ to US$ at year-end rate, and equity accounts and retained earnings accounts are translated at the historical rate, and cumulative translation adjustment is plugged in to get balance sheet agree. As exchange rate varies from year to year, cumulative translation adjustment arises in the statement of cash flow.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page 5

C24 We note your response to comment 49 from our letter dated April 8, 2009. However, you have not revised the line item in the statement of changes in stockholders’ equity. In addition, you do not address the remainder of our comment. Please describe the transaction related to the issuance of 900,000 shares and your accounting in a footnote to the financial statements. To the extent it represents a debt to equity conversion, please disclose the details of the transaction. Disclosures should include how the transaction was valued and whether it was recorded at fair value or book value, and whether the terms were pursuant to an agreement or negotiated. Finally, if pursuant to paragraph 32 of SFAS no. 95. We may have further substantive comments.

A24 As of March 31, 2008, KASH had received a loan in the total amount of HK$900,000 (US$115,654) from shareholders of KASH (the “amount due to directors”). The company used the proceeds from the shareholder loan for general operating purposes. The shareholder loan with no embedded derivative characteristics bears 0% interest rate and has no repayment date. In July 2008, the directors of KASH converted the loan to 900,000 shares at HK$1 each to lessen the company’s cash flow burden other than pursuant to an agreement. The conversion of debt to equity was recorded at book value method and no gain or loss was recognized.

The line item in the statement of changes of stockholders’ equity has been revised.

C25 We note your response to comment 50 from our letter dated April 8, 2009. However, you did not explain what the line item for the “Effects of the reverse merger” represents. Further, it is still not clear how you accounted for the recapitalization. In this regard, you may want to define “took up”. Please revise your financial statements to retroactively reflect the change in capitalization of KASH Strategic Ltd. for all periods presented. In doing so, the equivalent number of shares of common stock of Dragon Jade International Ltd. received in the exchange by the stockholders of KASH should be allocated to the capital transactions of KASH and the shares retained by Dragon Jade’s shareholders should be reflected as issued on November 5, 2008 in return for the net assets of Dragon Jade.

A25 The company has elected to treat the transaction between Dragon Jade and KASH as a reverse merger after considering the factors as: (1) the change in control of the company; (2) the company, Dragon Jade, has no operation prior to the transaction. Under the reverse merger accounting treatment, book value is utilized to determine the valuation of the transaction. Accordingly the assets and liabilities of acquired entity, KASH was brought forward at their book value and no goodwill was generated with this transaction. Under the reverse merger, the financial statements are those of the operating company (KASH Strategic) since inception, with equity accounts retroactively restated to reflect the capital structure of the combined company. It is what the “effect of reverse merger” represents. The recapitalization was treated for accounting purpose as the issuance of stock by the operating company to acquire the net assets of the shell company. “Take Up” is meant in our initial response that the acquired corporation was recorded at cost and the acquiring company allocated costs to assets received and liabilities assumed. As the term seems confusing, we will remove and replaced the term accordingly in order not to mislead and confuse our financial statements readers.

Note 2. Summary of Significant Accounting Policies, page F-6
(g) Revenue Recognition, page F-7

C26 We note your response to comment 51 from our letter dated April 8, 2009. However, it appears you did not revise your disclosures as requested. Please clarify what is meant by proportion basis. If you intend to indicate that revenue is recognized as work is performed, indicate how you determine the extent of progress.

A26   The document is now revised to disclose in more details how the extent of progress was determined.

(l) Stock-Based Compensation, page F-8

C27 We note your response to comment 52 from our letter dated April 8, 2009. Please revise your disclosure to include the information contained in the final sentence of your response.

A27 The disclosure has been revised.

(m) New Accounting Prouncements, page F-8

C28 We note your response to comment 53 from our letter dated April 8, 2009 and the revisions to your disclosure. Please revise your disclosure to state that SFAS 157 is effective for fiscal years beginning after November 15, 2007, or your fiscal year ending March 31, 2009.

A28 The disclosure has been revised.

Note 3. Reverse Merger, page F-9

C29 We note your response to comment 54 from our letter dated April 28, 2009. Please revise your disclosure to include the information stated in your response.

A29 The disclosure has been revised to include more details about the reverse merger.

Annual Financial Statements, page F-12

C30 Please address the comments above in your annual financial statements as applicable.

A30 The comments have been addressed.

C31 We note your response to comment 56 from our letter dated April 8, 2009. Please be advised that the staff considers a registration statement under the 1934 Exchange Act to be an initial public offering. However if you are able to make the representations contained in Instruction 2 to Item 8.A.4 of Form 20-F, we will waive this requirement.

A31 The registrant represents that it is not required to comply with the 12-month requirement in the British Virgin Islands or in any other jurisdiction outside the United States and complying with the requirement is impracticable.  This representation has been filed as an exhibit.

Statements of Changes in Stockholders’ Deficit, page F-18

C32 We note your response to comment 59 from our letter dated April 8, 2009. Please revise your disclosure to include a statement of comprehensive income in the financial statements pursuant to SFAS no. 130

A32   The disclosure has been revised.

Note 6. Related Party Transactions, page F-24

C33 We note your response to comment 60 from our letter dated April 8, 2009. Please tell us how footnote (a) under the table relates to the information in the table, or remove the footnote if it does not apply.

A33 The footnote has been removed.

Although the registrant failed to file the amendment within 10 days, as requested, the registrant nevertheless would appreciate the staff’s completing its review expeditiously.  Please address any further comments to either Ms. You or Mr. Wong (email: km@kashstrategic.com) , with a copy to the undersigned.

Sincerely,

David J. Levenson